May 8, 2025

Amy Rothstein
Chief Legal Officer
Nexxen International Ltd.
100 Redwood Shores Parkway, 3rd Floor
Redwood City, CA 94065

       Re: Nexxen International Ltd.
           Schedule TO-I Filed May 2, 2025
           File No. 005-92626
Dear Amy Rothstein:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed May 2, 2025
General

1. We note that your response to Item 10 of Schedule TO and Item 1010(a) of Regulation M-A incorporates by reference Sections 16 and 17 of the
Offering
       Memorandum, which in turn incorporates the Company   s Annual Report on
Form
       20-F for the year ended December 31, 2024, filed on March 5, 2025, by reference, among other SEC filings. Please revise to include an express statement that the
       financial statements from the Company   s latest Annual Report on Form
20-F are
       incorporated by reference into your Schedule TO, and clearly identify the relevant disclosure incorporated by reference by page, paragraph, caption or otherwise. See
       Instruction 3 to Item 10 of Schedule TO.
2. See our comment above. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and
 May 8, 2025
Page 2

       Telephone Interpretation I.H.7 in the July 2001 supplement to our
Manual of
       Publicly Available Telephone Interpretations    that is available on the
Commission   s
       website at http://www.sec.gov. Please revise your disclosure to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure as required by Exchange Act Rule 13e-4(e)(3).
Purpose of the Offer, page 14

3. Refer to Item 6 of Schedule TO. Please revise to state your current intentions with respect to any plans, proposals or negotiations related to the kinds of transactions listed in Item 1006(c) of Regulation M-A.
Withdrawal Rights; Change in Election, page 17

4. We note the disclosure on page 17 of the Offering Memorandum that [n]o withdrawal rights will apply to Eligible Options tendered during a subsequent offering period and no withdrawal rights will apply during a subsequent offering period to
       Eligible Options tendered during the initial period of the Offer. Exchange Act Rule
       13e-4 and other rules applicable to issuer tender offers do not permit the use of a subsequent offering period. Please revise.
Conditions of the Offer, page 18

5. Please revise condition (e) on page 19 of the Offering Memorandum to fill in the missing closing price of Ordinary Shares on Nasdaq on May 1, 2025 so that Eligible
       Participants can readily determine whether this condition has been triggered.
Extension of Offer; Termination; Amendment, page 23

6. We note that the first paragraph on page 24 of the Offering Memorandum indicates that the Company can terminate or amend the Offer and postpone acceptance and cancellation of the tendered Eligible Options if any of the conditions specified in
       Section 6 occurs. The immediately preceding paragraph makes a similar statement with respect to Section 7 of the Offering Memorandum. Section 7 lists the Offer conditions, whereas Section 6 does not appear to relate to the Offer conditions. Please revise the first paragraph on page 24, or otherwise advise.
Additional Information, page 25

7. The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in the third paragraph of this section accordingly.
 May 8, 2025
Page 3

         We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions